UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 2, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X

Enclosure: Press release       ANGLOGOLD ASHANTI LIMITED AND RANDGOLD RESOURCES
JOINTLY ACQUIRE A FURTHER 20% OF THE MOTO GOLD PROJECT
INCREASING THEIR INTEREST TO 90%

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
2 November 2009
ANGLOGOLD ASHANTI OUTPUT UP 5% ON GEITA, VAAL RIVER TURNAROUNDS
(JOHANNESBURG) -- AngloGold Ashanti said third quarter production rose 5 percent as a result of continued improvements at its Geita mine in Tanzania and fewer safety related interruptions at its Vaal River operations in South Africa.
“We continue to make breakthroughs in effecting the turnaround at Geita,’’ Chief Executive
Officer Mark Cutifani said. “We’ve also made some strong safety gains at our Vaal River operations, an area that continues to be our top priority.’’
Production rose 5 percent to 1.187 million ounces in the three months through to the end of
September, broadly in line with the company’s guidance for the period. Total cash costs were within the guided range at $534 per ounce, despite the impact of higher wages and power prices in South Africa and stronger operating currencies.
During the quarter, AngloGold Ashanti invested $797 million to complete a restructuring of its hedge book at prices significantly below current market prices. The company now has hedge commitments of 4.3 million ounces, less than a year’s production. It anticipates a decline in this position of 800,000 ounces a year between next year and 2015, when it will be hedge free.
AngloGold Ashanti’s adjusted headline earnings, excluding the cost of these hedge buybacks, were $163 million, in line with last quarter’s record $167 million. Including the cost of the hedge buyback, which was reflected in a lower received gold price, the company reported an adjusted headline loss of $596 million, or $1.65 a share.
“Our decision to move on the hedge book in July has been vindicated by the run in the gold price to record levels,’’ Cutifani said. “We’ve slashed the book by almost two thirds in the past two years against the backdrop of a rising price, and that has generated enormous value for the company and its owners.’’
Geita continued its recovery under its new management team, delivering a 32 percent rise in production to 83,000 ounces for the quarter. The Vaal River mines increased output by
20 percent.
AngloGold Ashanti’s wholly-owned Brazilian operations delivered a 23 percent increase in production to 90,000 ounces and, despite the stronger currency, are now the lowest-cost assets in the group with cash costs of $333 per ounce. Cerro Vanguardia, in Argentina, is the next best performer with production of 47,000 ounces at cash cost of $336 per ounce.
Four members of AngloGold Ashanti’s South African workforce tragically lost their lives during the quarter. Intensive effort remains ongoing at all levels of the organisation to eliminate workplace injuries. The success of these interventions is evident in underlying safety measures, which track lost time injuries and medical treatment injuries, which have both improved so far this year.

AngloGold Ashanti’s management, along with South Africa’s government mine inspectors, continues to police safety regulations more aggressively. Stoppages following accidents and also as pre-emptive measures have impacted production for the company and the broader industry, as efforts are made to continue to improve safety.
AngloGold Ashanti management team suspended underground operations at the TauTona operation to conduct an inspection of the steelwork along the mine’s shaft system, a task that will potentially take two months through to the end of 2009. The decision was a pre-emptive safety measure following an incident where a length of steel dislodged and fell down the shaft.
To reflect these ongoing safety efforts and the associated production impact, AngloGold’s production outlook for this year is now around 4.55 million to 4.6 million ounces. Total cash costs for the year are expected to be between $515 per ounce and $530 per ounce, assuming an average exchange rate of between R7.00 and R7.50 per dollar during the fourth quarter.
Production in the fourth quarter is estimated at 1.16 million ounces at a total cash cost of
$590 per ounce, assuming an exchange rate of R7.50 per dollar.
ENDS

Contacts
Tel:
Mobile:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 + 27 (0) 83 325 0757 afine@anglogoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 +27 (0) 71 608 0991 sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 +1 646 338 4337 sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on
27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on
May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 2, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary